

May 13, 2010

By facsimile to (210) 694-0892 and U.S. Mail

Mr. Jeffrey S. Brain
President and Chief Executive Officer
Ciralight Global, Inc.
670 East Parkridge, Suite 112
Corona, CA 92879

Re: Ciralight Global, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed May 3, 2010
        File No. 333-165638

Dear Mr. Brain:

        We reviewed the filing and have the comments below.

Prospectus Summary, page 3

1. We note your response to prior comment 22; however, you make reference to "other daylighting products" on page 4. Please revise and advise.

Selling Shareholders, page 14

2. Please discuss the transaction(s) in which the selling shareholders purchased the shares that they are offering for resale. We note the disclosure that they were sold in a private placement.

Plan of Distribution, page 16

3. We note your response to prior comment 7. Please revise your discussion of resales pursuant to Rule 144 accordingly.

Preferred Stock, page 22

4. We note your response to prior comment 8. Please disclose your entire response in the prospectus. Specifically, disclose your position regarding meeting both ownership thresholds in the second sentence of your response.

Description of Business, page 26

5. Please disclose your response to prior comment 9 in the prospectus.

6. We have read your response to prior comment 10. You have concluded that Ciralight, Inc. is your predecessor. However, on pages 36, 52, and II-2, you continue to disclose that Ciralight, Inc. is not a predecessor to Ciralight Global, Inc. Please revise your disclosures accordingly.

Distributor Agreements, page 30

7. Please include in the prospectus the information given to us relating to Ciralight Global's sales to retailers. Provide similar disclosure relating to Ciralight Global's sales to the U.S. Navy and U.S. Army.

Competition, page 30

8. To the extent possible, quantify the percentage of the market that you have in each of your products versus that of your major competitors.

Intellectual Property, page 31

9. Notwithstanding the representation in response to prior comment 16 that Ciralight Global deleted the reference to third party consultants, we are unable to locate the deletion and note the references to consultants in the risk factors section, the first paragraph of this subsection, and in "Risks, Uncertainties and Trends Relating to the Company and Industry" on page 36. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

10. Please revise your prospectus to discuss the "other patent rights" that you own beyond the one patent that you own and the patent applications in which you have an interest.

Capital Resources, page 42

11. Refer to prior comment 25. As requested previously, disclose whether Ciralight Global has any plans to engage in a capital raising transaction.

12. Notwithstanding the representation in response to prior comment 26 that Ciralight Global deleted the reference to lines of credit, we note the phrase "Other than our lines of credit" in the fourth paragraph of this subsection. Please revise.

Directorships, page 45

13. Please disclose directorships held by your directors at other public companies in the past five years. We note that your directors currently hold no other directorships. Refer to Item 401(e)(2) of Regulation S-K.

Summary Compensation Table, page 47

14. For awards of stock, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

Compensation Discussion and Analysis, page 48

15. We note your statement that you have three members on your board of directors; however, page 46 indicates that Randall Letcavage resigned from his offices of president, chief executive officer, and director on March 18 2010 and other locations in the prospectus such as risk factor 21 indicate that you have two directors. Please revise and advise.

Exhibits 10.11, 10.12, 10.14, 10.15, 10.16, and 10.17

16. It appears that Ciralight Global has not filed in their entirety exhibits B, C, and D to exhibits 10.11, 10.12, 10.14, and 10.17 and schedules C and D to exhibits 10.15 and 10.16. Refile exhibits 10.11, 11.12, 10.14, 10.15, 10.16, and 10.17, including their exhibits or schedules, in their entirety.

Financial Statements – Ciralight, Inc.

17. We have read your response to prior comment 28. We are still evaluating your request regarding the omission of Ciralight, Inc.'s audited financial statements for the first quarter of 2009.

Financial Statements – Ciralight Global, Inc.

Statement of Operations, page F-24

18. We have read your response to prior comment 30. Since the cost of goods sold line item is exclusive of depreciation and amortization, please remove the gross margin line item from the filing. Please also revise Ciralight, Inc.'s presentation and disclosures throughout the filing to remove the gross margin line item. Refer to SAB Topic 11:B.

Statement of Stockholder's Equity, page F-25

19. We have read your response to prior comment 31. On page F-34, you indicate that
the consideration consisted of 3,200,000 shares of common stock at par value
equaling $3,200. Please revise this disclosure to indicate, if true, that the 3,200,000
shares were recorded at $0.09 per share.

3. Summary of Significant Accounting Policies

Shipping and Handling Costs, page F-28

20. We have read your response to prior comment 32. You indicate that you deliver
products to your customers and include these costs in revenue. Please revise your
accounting policy to clarify, if true, that shipping and handling costs that are billed to
your customers are included in revenue and the actual costs incurred for shipping and
handling are included in costs of goods sold. Refer to FASB ASC 605-45-45-20.

Warranty Costs, page F-28

21. We have read your response to prior comment 33. Please revise your disclosure to
include a tabular reconciliation of the changes in your aggregate product warranty
liability for the reporting period as required by FASB ASC 460-10-50-8(c).

Convertible Notes Payable, page F-30

22. We have read your response to prior comment 34. On page F-30, you indicate that
since you do not have a nonconvertible debt borrowing rate, management has deemed
it unnecessary to separately account for the liability and equity components.
However, on page F-32, you indicate that commencing January 1, 2010 you will
separately account for the liability and equity components in a manner that will
reflect your nonconvertible debt borrowing rate when interest cost is recognized in
subsequent periods. Please revise this inconsistency. As requested previously, please
disclose why you are not separately accounting for the liability and equity
components associated with the convertible notes until January 1, 2010.

Closing

As appropriate, please amend your filing in response to the comments. You may
wish to provide us marked courtesy copies of the filing to expedite our review. Please
furnish a cover letter tagged as correspondence with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David E. Wise, Esq.
        The Colonnade
        9901 IH-10 West, Suite 800
        San Antonio, TX 78230